November 16, 2005



Mr. Kam Shah
Chief Executive and Financial Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3


	Re:	Bontan Corporation Inc.
		Form 20-F for Fiscal Year Ended March 31, 2004
Filed August 30, 2004
Response Letter Dated August 10, 2005
Response Letter Dated September 9, 2005
Forms 20-F and 20-F/A for Fiscal Year Ended March 31, 2005
Filed September 12, 2005, September 28, 2005 and
September 29, 2005
      File No. 0-30314


Dear Mr. Shah:

      We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2004

Response letter dated August 10, 2005 submitted via facsimile

1. We are unable to locate on Edgar the Attachment to your letter of
August 10, 2005 that contains your responses to the comments in our letter dated August 2, 2005. Please ensure that you electronically file all forms of your correspondence with the staff. This comment also applies to your letter dated September 9, 2005 and any further correspondence you submit.

Response letter dated September 9, 2005 submitted via facsimile

2. We are continuing to evaluate your response to prior comment three. We may have further comment.

Form 20-F for the Fiscal Year Ended March 31, 2005

Controls and Procedures

3. We note that you disclose your certifying officer`s conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." Please note that Item 15 of Form 20-F requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly.

Auditors` Report

4. We note in the fourth paragraph of the Auditors` Report that
"The
consolidated financial statements for the year ended March 31,
2003
were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those consolidated financial statements in their report dated June 16, 2003." As previously communicated, you are required to file the separate audit report of the accountant that audited your financial statements in prior years.
Refer to Item 17(a) of Form 20-F and amend your filing as appropriate.

Note 4. Deferred Stock Based Compensation

5. We note that you have reported an asset on its balance sheet entitled Deferred stock based compensation. Please explain and provide us the accounting guidance that you relied on to report this as an asset. Refer to SFAS 123 and EITF 96-18 for US GAAP.

Note 6. Oil and Gas Properties Interests

6. Please tell us how you have considered the guidance in CICA
3475.08 for reporting long-lived assets to be disposed of by sale with respect to your subsequent sale of IPI to a non-related privately held institutional investor.


Note 16. Segmented Information

7. Please reconcile the 2005 amount reported for assets by location, totaling $4,843,148, to your Consolidated Balance Sheets for the same period.

Differences Between Canadian and United States Generally Accepted
Accounting Principles

8. With respect to the subsequent sale of your IPI, we note your statement that "No adjustment is considered necessary as regards the
Company`s interest in oil properties since the interest was subsequently sold at a profit and was therefore not considered held for exploration as at March 31, 2005." Please provide us with analysis that addresses the terms of this transaction, and the accounting guidance in SFAS 19 for US GAAP that you relied on to form your conclusion. We may have further comment.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Kam Shah
Bontan Corporation Inc.
November 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010